

November 4, 2009

Mr. Cary J. Claiborne
President, CEO and CFO
New Generation Biofuels Holdings, Inc.
5850 Waterloo Road, Suite 140
Columbia, MD 21045

RE: **Form 8-K Item 4.01 filed October 21, 2009**
        Form 8-K/A Item 4.01 filed November 3, 2009
        File #1-34022

Dear Mr. Claiborne:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We have reviewed your response to prior comment 1. We note you revised the language to state that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the former accountant's report for the year ended December 31, 2008 included a paragraph regarding uncertainty about your ability to continue as a going concern. It appears that the former accountant's report for the year ended December 31, 2007 also included a paragraph regarding uncertainty about your ability to continue as a going concern. As such, please revise your disclosure in an amended Form 8-K or advise. See Item 304(a)(1)(ii) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

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Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant